[redacted]

10027323

UNITED STATES
\ND EXCHANGE COMMISSION
shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2010
Washington, DC
110

SEC FILE NUMBER
8-36754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARSCO INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 EISENHOWER PARKWAY
(No. and Street)

ROSELAND (City) NJ (State) 07068 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK E. KADISON, CEO (973) 228-2886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH, SUITE 4103, ISELIN NJ 08830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK E. KADISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARSCO INVESTMENT CORPORATION, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

BLANCHE E. HEPPLEWHITE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 25, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

MARSCO INVESTMENT CORPORATION

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Marsco Investment Corporation

We have audited the statement of financial condition of **Marsco Investment Corporation** as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Marsco Investment Corporation** as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 22, 2010

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

	December 31, 2009
ASSETS	
Cash and cash equivalents	$ 713,273
Cash segregated under federal regulations	16,469,945
Deposits with clearing organization	610,000
Receivables from customers	5,065,618
Property and equipment at cost, less accumulated depreciation of $27,077	1,453
Other assets	19,053
Total assets	$ 22,879,342
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to:	
Customers	$ 19,950,215
Broker-dealers	4,716
Loan payable	1,300,000
Accrued expenses and other liabilities	101,217
Total liabilities	21,356,148
Stockholders' equity	
Common stock, no par value; 2,500 shares authorized, issued and outstanding	24,815
Additional paid-in-capital	695,000
Retained earnings	803,379
Total stockholders' equity	1,523,194
Total liabilities and stockholders' equity	$ 22,879,342

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Marsco Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and member of the Depository Trust and Clearing Corporation ("DTCC"). The company's principal business is that of a discount securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and were issued on February 22, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Customers' securities transactions and related income and expenses are recorded on a settlement date basis adjusted for trade date if material.

The Company continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets.

Income Taxes

The Company has elected S corporation status under Section 1362 of the Internal Revenue Code. Corporate income is therefore recognized by the stockholders and taxed on their individual federal income tax returns. Consequently no provision has been made in these financial statements. The Company also elected S corporation status in the State of New Jersey. Provision has been made for the Company's share of the State Corporation Business Tax.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholders equity as of January 1, 2009. Based on its analysis, the management of the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $175,314 for the year ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash Segregated Under Federal Regulations

Cash of $16,469,945 was segregated for the exclusive benefit of customers at December 31, 2009, under the provisions of SEC Rule 15c3-3.

3. Property and Equipment, Net

Property and equipment consist of the following:

Furniture and equipment	$28,530
Less: Accumulated depreciation	(27,077)
	$ 1,453

Depreciation expense for the year ended December 31, 2009 was $2,099.

4. Loan Payable

The Company has a credit line of $5,000,000 under a brokerage credit agreement of which $3,700,000 was available at December 31, 2009. Borrowing under the credit line incurs interest, payable monthly at a floating rate that is geared toward prime. The available line of credit line is subject to renewal on June 30, 2010. Borrowings are due on demand and secured by customer securities pledged by the Company.

5. Financial Instruments with Credit Risks and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

5. Financial Instruments with Credit Risks and Other Off-Balance-Sheet Risk (Continued)

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparty's financial condition and credit ratings.

The Company monitors required margin and collateral levels daily and controls its risk exposure on a daily basis through financial, credit and legal reporting systems and, accordingly, believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

6. Commitments

The Company leases its office facilities under an agreement that expires on July 31, 2014. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. The Company recognizes rent on the straight-line basis. The cumulative difference between the rent payments and rent expense since inception of the lease was $3,999 at December 31, 2009.

Future minimum lease payments are as follows for year ended:

December 2010	$ 49,340
December 2011	53,825
December 2012	55,081
December 2013	55,978
Thereafter	32,654
	$246,878

Rent expense and occupancy costs were $61,349 for the year ended December 31, 2009.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debit items arising from customer transactions. At December 31, 2009, the Company has net capital of $1,502,688, which was $1,252,688 in excess of its required net capital of $250,000. The Company's ratio of aggregate debit balances to net capital was 3.48 to 1.

8. Litigation and Claims

Several lawsuits and claims have arisen in the normal course of business. It is management's belief after consultation with counsel, that the ultimate resolution of these actions will not have a material adverse effect on the financial position of the Company.